SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                 ScanSoft, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   80603P-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Martin S. Wagner
                               Assistant Secretary
                                XEROX CORPORATION
                               800 Long Ridge Road
                           Stamford, Connecticut 06904
                                 (203) 968-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MARCH 2, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80603P-10-7                        13D              Page 2 of 17 Pages

1.  NAME OF REPORTING PERSON                                  Xerox Corporation

    S.S. OR I.R.S. IDENTIFICATION NO.
    OF ABOVE PERSON (ENTITIES ONLY)                                  16-0468020
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS                                                          WC
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO (d) OR 2(e)                                           / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               New York
--------------------------------------------------------------------------------

  NUMBER OF                7.       SOLE VOTING POWER                         0
   SHARES
                           -----------------------------------------------------
BENEFICIALLY
  OWNED BY                 8.       SHARED VOTING POWER              11,853,602
    EACH
                           -----------------------------------------------------
  REPORTING
   PERSON                  9.       SOLE DISPOSITIVE POWER                    0
    WITH
                           -----------------------------------------------------

                           10.      SHARED DISPOSITIVE POWER         11,853,602
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     11,853,602
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      45%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON                                                 CO
--------------------------------------------------------------------------------

CUSIP No. 80603P-10-7                   13D                  Page 3 of 17 Pages


1   NAME OF REPORTING PERSON                        Xerox Imaging Systems, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO.
    OF ABOVE PERSON (ENTITIES ONLY)                                  94-2206814
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------

3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS                                                          WC
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                           / /
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware
--------------------------------------------------------------------------------

  NUMBER OF                7        SOLE VOTING POWER                         0
   SHARES
                           -----------------------------------------------------
BENEFICIALLY
  OWNED BY                 8        SHARED VOTING POWER              11,853,602
    EACH
                           -----------------------------------------------------
  REPORTING
   PERSON                  9        SOLE DISPOSITIVE POWER                    0
    WITH
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER         11,853,602
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     11,853,602
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      45%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON                                                CO
--------------------------------------------------------------------------------

CUSIP No. 80603P-10-7                   13D                  Page 4 of 17 Pages


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"), of ScanSoft, Inc., a Delaware corporation (formerly Visioneer, Inc. ("Visioneer") (the "Issuer"). The principal executive offices of the Issuer are located at 9 Centennial Drive, Peabody, Massachusetts 01960.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by Xerox Corporation ("Xerox") and Xerox Imaging Systems, Inc. ("XIS" and, together with Xerox, the "Reporting Person"). Xerox is a corporation organized under the laws of the State of New York. Xerox is The Document Company and a leader in the global document market, providing document solutions that enhance business productivity. XIS is a corporation organized under the laws of the State of Delaware, the principal business of which is to own shares of Issuer's Common Stock. XIS is a wholly-owned subsidiary of Xerox. The applicable information concerning the directors and executive officers of each of Xerox and XIS is set forth on
Schedule I attached hereto, which is incorporated herein by reference.

         (b) The address of the principal executive offices of each of Xerox and XIS is 800 Long Ridge Road, Stamford, Connecticut 06904. The applicable information concerning the directors and executive officers of each of Xerox and XIS is set forth on Schedule I attached hereto, which is incorporated herein by

CUSIP No. 80603P-10-7                   13D                  Page 5 of 17 Pages


reference.

         (c) The applicable information concerning the directors and executive officers of each of Xerox and XIS is set forth on Schedule I attached hereto, which is incorporated herein by reference.

         (d)-(e) During the last five years, none of Xerox, XIS, nor, to the best knowledge of the Reporting Person, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The applicable information concerning the directors and executive officers of each of Xerox and XIS is set forth on Schedule I attached hereto, which is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person acquired the Common Stock reported herein on March 2, 1999 (the "Closing Date") in connection with the consummation of the merger transaction (the Merger) contemplated by that certain Agreement and Plan of Merger dated as of December 2, 1998 by and between ScanSoft, Inc., a Delaware corporation ("ScanSoft"), a wholly owned subsidiary of XIS, and the Issuer (the "Merger Agreement"). XIS was the record owner

CUSIP No. 80603P-10-7                   13D                  Page 6 of 17 Pages


of 100% of the issued and outstanding shares of ScanSoft common stock and all of the issued and outstanding shares of ScanSoft Series A preferred stock. Pursuant to the Merger Agreement: (a) ScanSoft merged with and into the Issuer; (b) the Issuer's corporate name changed from "Visioneer, Inc." to "ScanSoft, Inc."; (c) 5,097,000 shares of Visioneer's Common Stock were cashed out using approximately $10.5 million (or $2.06 per share) in cash contributed by the Reporting Person out of working capital; and (d) XIS was issued 11,853,602 shares of the Issuer's Common Stock (or 45% of the total number of shares of Common Stock outstanding, based on a total of 26,341,338 outstanding shares of Common Stock, as of the Closing Date). In addition, XIS was issued a warrant to purchase up to 1,738,552 additional shares of Common Stock (the "Warrant") under certain circumstances and 3,562,238 shares of the Issuer's nonvoting Series B Preferred Stock (the "Series B")(or 100% of the total number of shares of Series B outstanding). The Warrant and Series B are described more fully in Item 6.

ITEM 4. PURPOSE OF THE TRANSACTION.

         Xerox believes that the merger between Visioneer and ScanSoft has the potential to produce benefits to the combined company that would not be obtainable by either company on an independent basis. These potential benefits include significant technology and cost synergies, the rationalization and expansion of a number of key OEM relationships and an expansion of retail channel opportunities.

         Xerox, XIS, Visioneer and several holders of shares of

CUSIP No. 80603P-10-7                   13D                  Page 7 of 17 Pages


Visioneer common stock, entered into a Voting Agreement, effective as of the Closing Date (the "Voting Agreement"), attached hereto as Exhibit 1 and incorporated herein by reference. The Voting Agreement requires all of the parties thereto to nominate and elect certain persons to the Issuer's Board of Directors, including up to two designees of the Reporting Person. In all other respects, the parties to the Voting Agreement are free to vote in their sole discretion. (The Voting Agreement is described more fully in Item 6).

         Except as set forth above and as described below in Item 6, the Reporting Person has no plan or proposal of the type described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) XIS owns of record 11,853,602 shares of Common Stock which represents 45% of the outstanding shares of the Issuer's Common Stock, based a total of 26,341,338 outstanding shares of Common Stock, as of the Closing Date.

         (b) Xerox and XIS share voting and investment power with respect to the 11,853,602 shares of Common Stock.

         (c) Except the receipt of 11,853,602 shares of Common Stock in the Merger, neither Xerox nor XIS has effected any transaction in shares of Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable. The applicable information concerning the directors and executive officers of each of Xerox and XIS is set forth on

CUSIP No. 80603P-10-7                   13D                  Page 8 of 17 Pages


Schedule I attached hereto, which is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth below in this Item 6, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the persons named above in Item 2 or between any such person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies:

CUSIP No. 80603P-10-7                   13D                  Page 9 of 17 Pages


         VOTING AGREEMENT. Xerox, XIS, Visioneer and several holders of Visioneer common stock entered into the Voting Agreement effective at the close of the Merger. The have each agreed to vote to elect certain nominees to the Issuer's Board of Directors, including up to two persons designated by the Reporting Person. In accordance with the Voting Agreement, the board of directors has been increased to seven persons. Two designees of the Reporting Person, as well as the Chief Executive Officer of the Issuer, have been elected to the board. Currently, one of the Reporting Person's designees, Paul A. Ricci, is Chairman of the Board.

         At each annual meeting of stockholders of the Issuer during the term of the Voting Agreement, or at any special meeting of stockholders at which board members are to be elected, the parties to the Voting Agreement will vote their shares so as to elect the following directors:

                  (a) so long as the Reporting Person owns at least 20% of the Issuer's outstanding voting stock: two persons designated by the Reporting Person, two individuals designated by the four members of the Issuer's board of directors who were not nominated by the Reporting Person and who are not the Issuer's Chief Executive Officer, the Issuer's then current Chief Executive Officer, and two independent members with relevant industry experience who are to be designated by at least four out of the five directors who are not considered to be independent directors; or

CUSIP No. 80603P-10-7                   13D                  Page 10 of 17 Pages


                  (b) so long as the Reporting Person owns at least 10% of the Issuer's outstanding voting stock: one person designated by the Reporting Person, two individuals designated by the five members of the board who were not nominated by the Reporting Person and who are not Issuer's Chief Executive Officer, Issuer's then current Chief Executive Officer, and three independent members with relevant industry experience who are designated by at least three out of the four directors who are not considered to be independent directors.

         The Voting Agreement will terminate upon the earliest to occur of (1) the sale of all or substantially all of the Issuer's property or business or its merger into or consolidation with any other corporation or if the Issuer effects any other transaction(s) in which more than 50% of its voting power is disposed of; (2) such time as the Reporting Person owns less than 10% of Issuer's outstanding voting stock; or (3) such time as the non-Reporting Person parties to the voting agreement own, in the aggregate, less than 7% of the Issuer's outstanding voting stock; provided, however, that if such time occurs prior to the second anniversary of the Closing Date of the Merger and the Reporting Person holds at such time shares of the Issuer's Series B Preferred Stock, the Voting Agreement will not terminate until the earlier of (x) the second anniversary of the Closing Date and (y) the date on which the Reporting

CUSIP No. 80603P-10-7                   13D                  Page 11 of 17 Pages


Person (together with its affiliates) no longer holds any shares of the Issuer's Preferred Stock. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement attached as
Exhibit 1 to this Statement and incorporated herein by reference.

         THE SERIES B PREFERRED STOCK. In connection with the Merger, XIS was issued 3,562,238 shares of the Issuer's nonvoting Series B Preferred Stock. The Series B Preferred Stock is convertible into shares of Common Stock on a share for share basis at the option of the Reporting Person at any time after the second anniversary of Closing Date of the Merger Agreement; provided, however, that the Series B Preferred Stock becomes convertible immediately if the Reporting Person's ownership of outstanding Issuer Common Stock is less than 30%, unless such conversion would result in the Reporting Person owning more than 50% of the outstanding Issuer Common Stock. The Series B Preferred Stock is entitled to noncumulative dividends at the rate of $0.065 per annum only if and to the extent declared by the Issuer's Board of Directors. The Series B Preferred Stock has a liquidation preference of $1.30 per share plus all declared but unpaid dividends. The Series B Preferred Stock does not have any voting rights, except for such rights as are provided under Delaware law. The foregoing summary of certain aspects of the Series B Preferred Stock is qualified in its entirety by reference to the copy of the Amended and Restated Certificate of Incorporation attached as Exhibit 4.1

CUSIP No. 80603P-10-7                   13D                  Page 12 of 17 Pages


to the Issuer's Current Report on Form S-8 filed with the Commission on March 12, 1999 (the "Issuer's Current Report") and incorporated herein by reference.

         COMMON STOCK WARRANT. At the Closing Date of the Merger, Issuer issued to XIS a ten-year warrant that allows XIS to acquire a number of shares of Common Stock equal to the number of options to purchase Common Stock (whether vested or unvested) that remain unexercised at the termination of any ScanSoft option assumed by the Issuer in the Merger. The exercise price for each warrant share is the same as the exercise price of each assumed ScanSoft option, as adjusted by the exchange ratio in the Merger. If all of the assumed ScanSoft options terminate without being exercised, XIS would be entitled to purchase approximately 1,738,552 additional shares of the Issuer's Common Stock. The Warrant is exercisable at any time that shares are available for acquisition under the Warrant; provided, however, XIS may not exercise the Warrant prior to two years from the date of its initial issuance unless, immediately after such exercise, XIS owns directly or indirectly a number of outstanding shares of the Issuer's Common Stock that represents less than 45% of the total number of shares of Issuer's Common Stock outstanding immediately after such exercise. The foregoing summary of the Common Stock Warrant is qualified in its entirety by reference to the copy of the warrant attached as Annex A to

CUSIP No. 80603P-10-7                   13D                  Page 13 of 17 Pages


the Issuer's Registration Statement on Form S-4 filed with the Commission on January 14, 1999 and incorporated herein by reference.

         REGISTRATION RIGHTS AGREEMENT. Xerox, XIS and Visioneer entered into a Registration Rights Agreement ("Registration Rights Agreement"), effective as of the Closing Date, in connection with the consummation of the Merger. Pursuant to the Registration Rights Agreement, the Reporting Person may demand registration under the Securities Act of some or all of the shares of Common Stock owned by the Reporting Person (including upon conversion of the Series B Preferred Stock or pursuant to the exercise of the Common Stock Warrant). Each such registration will be at the Issuer's expense. The Issuer may postpone such a demand under certain circumstances. In addition, the Reporting Person may request the Issuer to include shares of Common Stock held by the Reporting Person in any registration proposed by the Issuer of such Common Stock. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the copy of the Registration Rights Agreement attached as Annex A to Issuer's Registration Statement on Form S-4 filed with the Commission on January 14, 1999 and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Voting Agreement, dated March 2, 1999, between Xerox, XIS,
                 Visioneer and the Investors.

                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of my knowledge

CUSIP No. 80603P-10-7                   13D                  Page 14 of 17 Pages


and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated as of March 12, 1999.

XEROX CORPORATION                           XEROX IMAGING SYSTEMS, INC.



By     /s/ Martin S. Wagner                By      /s/ Martin S. Wagner
  ------------------------------------       -----------------------------------

Name Martin S. Wagner                       Name Martin S. Wagner

Title Assistant Secretary                   Title Secretary

CUSIP No. 80603P-10-7                   13D                  Page 15 of 17 Pages


SCHEDULE I

ITEM 2.  IDENTITY AND BACKGROUND

     Set forth below is the name of each director of Xerox, the present principal occupation of such director and the business address of such director. Unless otherwise noted, the address below is that of the organization in which each director's present principal occupation is conducted, which is also the business address of such director.


                  PRESENT
DIRECTOR'S NAME   PRINCIPAL OCCUPATION       ADDRESS
---------------   ------------------------   -------
Paul A. Allaire   Chairman of the Board,     Xerox Corporation
                  Chief Executive Officer    800 Long Ridge Road
                  and Chairman of the        P.O. Box 1600
                  Executive Committee        Stamford, CT 06904-1600

B.R. Inman        Investor                   Suite 500
                                             701 Brazos Street
                                             Austin, TX 78701
                                             (mailing address)

Antonia Ax:son    Chairman                   Axel Johnson AB
Johnson                                      P.O. Box 26008 - Villagatan 6
                                             Stockholm S-100 41, Sweden

Vernon E.         Partner                    Akin, Gump, Strauss, Hauer &
Jordan, Jr.                                  Feld, L.L.P.
                                             1333 New Hampshire Ave, N.W. Suite 400
                                             Washington, D.C. 20036

Yotaro Kobayashi  Chairman and Chief         Fuji Xerox Co., Ltd.
                  Executive Officer          2-17-22 Akasaka, Minato-ku
                                             Tokyo 107, Japan

Hilmar Kopper     Chairman of the            Deutsche Bank AG
                  Supervisory Board          Taunusanlage 12
                                             Frankfurt 60262, Germany

Ralph S. Larsen   Chairman and Chief         Johnson & Johnson
                  Executive Officer          One Johnson & Johnson Plaza
                                             New Brunswick, NJ 08933

George J.         Special Counsel            Verner, Liipfert, Bernhard,
Mitchell                                     McPherson and Hand, Chartered
                                             901 15th Street, N.W.,
                                             Suite 700
                                             Washington, D.C. 20005

N.J. Nicholas,    Investor                   Suite 19F, 45 W. 67th Street
Jr.                                          New York, NY 10023
                                             (mailing address)

John E. Pepper    Chairman of the Board and  Procter & Gamble Company
                  Chief Executive Officer    One Procter & Gamble Plaza
                                             Cincinnati, OH 45202

Patricia F. Russo Executive Vice President,  Lucent Technologies Inc.
                  Chief Staff Officer        600 Mountain Ave., Room 61C326
                                             Murray Hill, NJ 07974



CUSIP No. 80603P-10-7                   13D                  Page 16 of 17 Pages


Martha R. Seger   Distinguished Visiting     Martha R. Seger Financial
                  Professor of Finance,              Group, Inc.
                  Northern Arizona           220 Park Avenue
                  University                 Birmingham, MI 48009
                                             (mailing address)

Thomas C.         Managing Director,         William Blair Venture Partners,
Theobald                                        L.L.C.
                                             Suite 3300
                                             222 West Adams Street
                                             Chicago, IL 60606-5312
                                             (mailing address)

G. Richard Thoman President and Chief        Xerox Corporation
                  Operating Officer          800 Long Ridge Road
                                             222 West Adams Street
                                             P.O. Box 1600
                                             Stamford, CT 06904-1600

     Each of the directors named above (other than Antonia Ax:son Johnson, Yotaro Kobayashi and Hilmar Kopper) is a United States citizen. Antonia Ax:son Johnson is a citizen of Sweden, Yotaro Kobayashi a citizen of Japan, and Hilmar Kopper a citizen of Germany.

     Set forth below is the name and title of each executive officer of Xerox:

Officer's Name           Title
--------------           -----
Paul A. Allaire          Chairman of the Board, Chief Executive Officer and
                         Chairman of the Executive Committee
G. Richard Thoman        President and Chief Operating Officer
William F. Buehler       Executive Vice President
                         Industry Solutions Operations
Allan E. Dugan           Executive Vice President
                         Business Group Operations
Anne M. Mulcahy          Executive Vice President
                         General Markets Operations
Carlos Pascual           Executive Vice President
                         Deputy Executive Officer
                         Industry Solutions Operations
Barry D. Romeril         Executive Vice President and Chief Financial Officer
Patrick J. Martin        Senior Vice President
                         President, Developing Markets Operations
Michael Miron            Senior Vice President
                         Corporate Business Strategy and Development
Hector J. Motroni        Senior Vice President and Chief Staff Officer
Mark B. Myers            Senior Vice President
                         Xerox Research and Technology
Richard S. Paul          Senior Vice President and General Counsel
Eunice M. Filter         Vice President, Treasurer and Secretary
Phillip D. Fishbach      Vice President and Controller

     The organization in which the present principal occupation of each of the executive officers named above is conducted is Xerox, P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904-1600. Each of the officers named above (other than Barry D. Romeril and Carlos Pascual) is a United States citizen. Barry D. Romeril is a citizen of Great Britain, and Carlos Pascual is a citizen of Spain.

     Set forth below is the name of the sole director of XIS, his present

CUSIP No. 80603P-10-7                   13D                  Page 17 of 17 Pages


principal occupation and business address. Unless otherwise noted, the address below is that of the organization in which his present principal occupation is conducted, which is also his business address.

PRESENT
Director's Name   Principal Occupation       Address
---------------   ------------------------   -------
Paul A. Ricci     Chairman and President     Xerox Imaging Systems, Inc.
                                             c/o Xerox Corporation
                                             800 Long Ridge Road
                                             P.O. Box 1600
                                             Stamford, CT 06904-1600

     Paul A. Ricci is a United States citizen.

     Set forth below is the name and title of each executive officer of XIS:


Officer's Name           Title
--------------           -----
Paul A. Ricci            Chairman and President


     The organization in which the present principal occupation of Paul A. Ricci is conducted is Xerox Imaging Systems, Inc., c/o Xerox Corporation, P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904-1600. Paul A. Ricci is a United States citizen.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(c) Each of Mark B. Meyers and Paul A. Ricci received stock options, none of which are currently vested, under the Issuer's employee stock option plan covering 20,000 shares of Common Stock. It is expected that all such stock options will be returned to the Issuer or otherwise cancelled in the near future. Based on the Reporting Person's information and belief, none of the other directors and executive officers named in Item 2 of this Schedule I (i) beneficially owns any shares of Common Stock, (ii) has either sole or shared power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock, or (iii) has effected any transaction in shares of Common Stock during the past 60 days.

     The foregoing responses are based upon the Reporting Person's information and belief and are subject to change pending its receipt of questionnaires from the other directors and executive officers named in Item 2 of this Schedule I indicating a different response. Upon receipt of such questionnaires indicating a different response, the Reporting Person will promptly file an amendment to this Schedule 13D.

     (d)  Not applicable.

     (e)  Not applicable.